 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 15, 2008

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: August 15, 2008

                                                                       By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15 August 2008

Name of applicant:		Smith & Nephew plc
Name of scheme:		1985 Executive Share Option Scheme
Period of return:	From:	24 January 2008	To:	23 July 2008
Balance under scheme from previous return:		16,212
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		3,349
Balance under scheme not yet issued/allotted at end of period		12,863
Number and class of securities originally listed and the date of admission		30,000 Ordinary Shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		885,461,913 ordinary shares of US$ 20 cents each are in issue. 63,474,483 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15 August 2008

Name of applicant:		Smith & Nephew plc
Name of scheme:		1990 International Executive Share Option Scheme
Period of return:	From:	24 January 2008	To:	23 July 2008
Balance under scheme from previous return:		816,465
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		89,584
Balance under scheme not yet issued/allotted at end of period		726,881
Number and class of securities originally listed and the date of admission		1,850,000 ordinary shares of US$ 20 cents each on 23 January 2006
Total number of securities in issue at the end of the period		885,461,913 ordinary shares of US$ 20 cents each are in issue. 63,474,483 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15 August 2008

Name of applicant:		Smith & Nephew plc
Name of scheme:		1991 Overseas Employee Share Option Scheme
Period of return:	From:	24 January 2008	To:	23 July 2008
Balance under scheme from previous return:		14,930
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		N/A
Balance under scheme not yet issued/allotted at end of period		14,930
Number and class of securities originally listed and the date of admission		27,500 ordinary shares of US$ 20 cents each originally listed on 23 January 2006
Total number of securities in issue at the end of the period		885,461,913 ordinary shares of US$ 20 cents each are in issue. 63,474,483 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15 August 2008

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Approved Share Option Scheme
Period of return:	From:	24 January 2008	To:	23 July 2008
Balance under scheme from previous return:		379,601
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		71,626
Balance under scheme not yet issued/allotted at end of period		307,975
Number and class of securities originally listed and the date of admission		500,000 ordinary shares of US$ 20 cents each listed on 23 January 2006
Total number of securities in issue at the end of the period		885,461,913 ordinary shares of US$ 20 cents each are in issue. 63,474,483 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15 August 2008

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Unapproved Share Option Scheme
Period of return:	From:	24 January 2008	To:	23 July 2008
Balance under scheme from previous return:		1,473,933
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		317,724
Balance under scheme not yet issued/allotted at end of period		1,156,209
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$ 20 cents each listed on 13 February 2007. 500,000 ordinary shares of US$ 20 cents listed on 2 August 2007.
Total number of securities in issue at the end of the period		885,461,913 ordinary shares of US$ 20 cents each are in issue. 63,474,483 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15 August 2008

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 US Share Option Scheme
Period of return:	From:	24 January 2008	To:	23 July 2008
Balance under scheme from previous return:		794, 6 75
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		581,975
Balance under scheme not yet issued/allotted at end of period		212,700
Number and class of securities originally listed and the date of admission		1,500,000 ordinary shares of US$ 20 cents each listed on 13 February 2007. 1,000,000 ordinary shares of US$ 20 cents each listed on 2 August 2007.
Total number of securities in issue at the end of the period		885,461,913 ordinary shares of US$ 20 cents each are in issue. 63,474,483 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15 August 2008

Name of applicant:		Smith & Nephew plc
Name of scheme:		International Employees Share Option Scheme
Period of return:	From:	24 January 2008	To:	23 July 2008
Balance under scheme from previous return:		493,528
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		58,548
Balance under scheme not yet issued/allotted at end of period		434,980
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$ 20 cents each listed on 23 January 2006
Total number of securities in issue at the end of the period		885,461,913 ordinary shares of US$ 20 cents each are in issue. 63,474,483 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15 August 2008

Name of applicant:		Smith & Nephew plc
Name of scheme:		UK Employee Share Option Scheme
Period of return:	From:	24 January 2008	To:	23 July 2008
Balance under scheme from previous return:		312,461
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		49,586
Balance under scheme not yet issued/allotted at end of period		262,875
Number and class of securities originally listed and the date of admission		1,500,000 ordinary shares of US$ 20 cents each listed on 23 January 2006
Total number of securities in issue at the end of the period		885,461,913 ordinary shares of US$ 20 cents each are in issue. 63,474,483 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15 August 2008

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Performance Share Plan
Period of return:	From:	24 January 2008	To:	23 July 2008
Balance under scheme from previous return:		750,000
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		87,491
Balance under scheme not yet issued/allotted at end of period		662,509
Number and class of securities originally listed and the date of admission		750,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		885,461,913 ordinary shares of US$ 20 cents each are in issue. 63,474,483 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15 August 2008

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Executive Share Option Plan
Period of return:	From:	24 January 2008	To:	23 July 2008
Balance under scheme from previous return:		939,397
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		115,386
Balance under scheme not yet issued/allotted at end of period		824,011
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		885,461,913 ordinary shares of US$ 20 cents each are in issue. 63,474,483 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 15 August 2008

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Co-investment Plan
Period of return:	From:	24 January 2008	To:	23 July 2008
Balance under scheme from previous return:		577,086
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		N/A
Balance under scheme not yet issued/allotted at end of period		577,086
Number and class of securities originally listed and the date of admission		750,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		885,461,913 ordinary shares of US$ 20 cents each are in issue. 63,474,483 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary
for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.